Macquarie Capital (USA) Inc.

Statement of Financial Condition

As of March 31, 2026



Macquarie Capital (USA) Inc.
Index
March 31, 2026

	Page
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Notes to the Statement of Financial Condition	4



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Macquarie Capital (USA) Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Macquarie Capital (USA) Inc. (the "Company") as of March 31, 2026, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
May 29, 2026

We have served as the Company's auditor since at least 1999. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us

Macquarie Capital (USA) Inc.
Statement of Financial Condition
As of March 31, 2026

	Note		
Assets			
Cash		$	71,457
Cash segregated under federal regulations	3		13,000,000
Receivable from broker-dealers and clearing organizations	4		91,888,899
Receivable from customers	5		13,813,544
Securities borrowed	7		19,906,888
Securities owned, at fair value	6		157,619,990
Fees receivable, net			16,518,650
Receivable from affiliates			108,887,105
Other assets			7,819,866
Total assets			$ 429,526,399
Liabilities and Stockholder's Equity			
Liabilities			
Payable to broker-dealers and clearing organizations	4	$	14,687,827
Payable to customers	5		19,993,129
Payable to parent and affiliates			78,044,216
Deferred tax liability			547,588
Accrued expenses and other liabilities			14,394,230
Total liabilities			127,666,990
Commitments and contingent liabilities	12		
Stockholder's Equity			
Common stock, $0.01 par value; authorized - 1,000,000 shares;			
issued and outstanding - 156,386 shares			1,564
Additional paid-in capital			582,677,988
Accumulated deficit			(280,820,143)
Total stockholder's equity			301,859,409
Total liabilities and stockholder's equity			$ 429,526,399

The accompanying notes are an integral part of the Statement of Financial Condition.

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition
As of March 31, 2026

Note 1. Organization

Macquarie Capital (USA) Inc. (the "Company") is a Delaware Corporation wholly owned by Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Group Limited ("MGL"), a public non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the National Futures Association ("NFA").

The Company acts as a broker of Australian, Asian, European, Mexican, Canadian, Latin American and U.S. equity and fixed income securities, global depository receipts, and credit products. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MGL's affiliates. The Company self clears on behalf of institutional clients and its affiliates in U.S. markets. The Company does not hold or maintain funds or provide clearing services for other broker-dealer(s). Through its affiliate, Macquarie Bank Limited ("MBL"), the Company also borrows stock to cover short positions and loans inventory for financing and collateral purposes. Additionally, the Company provides arrangement and advisory services on mergers and acquisitions, underwriting transactions, and project finance transactions with MGL and its affiliates as well as independent third parties.

The Company's headquarters and principal operations are located in New York, New York.

Note 2. Summary of Significant Accounting Policies
i) Basis of Accounting and the Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

ii) Cash

Cash consists of un-invested cash balances used in the daily operations of the business that are primarily maintained with one major bank.

iii) Securities Borrowing and Lending

The Company conducts securities borrowing and lending activities with MBL in order to fund securities owned assets and to source securities for delivery to counterparties for securities sold, not yet purchased liabilities. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under this agreement, the Company is permitted to sell or re-pledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. There were no non-cash collateral transactions outstanding as of March 31, 2026. The Company monitors the market value of securities borrowed and loaned and delivers or obtains additional collateral as appropriate. As of March 31, 2026, there was no allowance provision required for the cash collateral advanced. Refer to Note 2 (vii) for additional information on current expected credit losses.

iv) Fees Receivable, net

Fees receivable consist of investment banking and advisory service fees, distribution fees as well as underwriting fees. Fees receivable are measured at amortized cost and are not eligible for the collateral maintenance practical expedient. For financial assets measured at amortized cost that are not eligible for the collateral maintenance practical expedient, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Fees receivable are presented net of current expected credit losses of $382,238 as of March 31, 2026.

v) Translation of Foreign Currencies

The Company's financial statement is presented in United States dollars. Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

Note 2.   Summary of Significant Accounting Policies (continued)

vi)   Share Based Compensation

The Company participates in the share-based compensation plan of MGL, which include awards granted to employees under share acquisition plans, including those delivered through the Macquarie Employee Retained Equity Plan ("MEREP"). The Company accounts for these plans in accordance with the Stock Compensation topic ("Topic 718") of the Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC"). The MGL consolidated group recognizes an expense and a corresponding increase in equity in the case of equity settled awards granted to employees. The awards are measured at the grant dates based on their fair value and using the number of equity instruments expected to vest. Performance hurdles attached to Performance Share Units ("PSU") under the MEREP are not taken into account when determining the fair value of the PSUs at the grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest. Each PSU also incorporates a discounted cash flow method using certain key assumptions relating to interest rate to maturity, expected vesting dates of PSU and dividend yield. The increase to equity is recognized within Additional paid-in capital within the Statement of Financial Condition.

vii)   Current Expected Credit Losses ("CECL")

The Company measures CECL in accordance with the guidance of Accounting Standards Codification ("ASC") No. 326-20, "Financial Instruments - Credit Losses ("Topic 326"): Measurement of Credit Losses on Financial Instruments". CECL is based on changes in the financial asset's underlying credit risk and includes forward looking or macroeconomic information. The calculation requires judgement and the choice of inputs, estimates and assumptions. Outcomes within the next financial period that are different from management's assumptions and estimates could result in changes to the timing and amount of credit losses to be recognized. Once determined uncollectible, aged balances are written off. The allowances for credit losses are presented in the statement of financial condition as a deduction to the gross carrying amount of the related asset.

The majority of the financial assets recognized at amortized cost have a short duration, are receivable on demand or collateralized with cash or securities, and as a result, the Company considers the credit risk to be minimal.

viii)   Income Taxes

The Company is a member of the Macquarie Holdings (USA) Inc. ("MHUSA") tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of various unitary and combined filing groups for state and local income tax purposes. The Company allocates income taxes pursuant to a formal tax sharing agreement with MHUSA, using a modified separate return method, specifically a separate return method with benefits-for-loss. Where the consolidated group does not file a unitary or combined state and local income tax return, the Company must file on a standalone basis if it is deemed to have a presence in that state. The amount of current and deferred taxes payable or receivable is recognized as of the date of the Statement of Financial Condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported assets and liabilities in the Statement of Financial Condition and the tax basis of those assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse.

The Company follows accounting principles related to ASC 740-10, accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that is more likely than not to be realized upon ultimate settlement, which could result in the Company recording a tax liability.

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
As of March 31, 2026

Note 3.   Cash Segregated Under Federal Regulations

Cash has been segregated in a special reserve bank account for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "SEC Act").   As at March 31, 2026, cash of $13,000,000 has been segregated.

Note 4.   Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled on a periodic basis, and because of this periodic settlement the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Refer to Note 2 (vii) for additional information on current expected credit losses on the receivables.

Amounts receivable from and payable to broker-dealers and clearing organizations as at March 31, 2026, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 6,916,509	$ 3,224,345
Receivable from/payable to clearing organizations	84,972,390	11,463,482
	$ 91,888,899	$ 14,687,827

Note 5.   Receivable from and Payable to Customers

Receivable from and payable to customers includes dollar amounts with U.S. clients for transactions that were not settled prior to or at settlement date. In addition, the Company's affiliates effect transactions in securities with or for U.S. investors through the Company. These affiliates are exempt from registration requirements under SEC Rule 15a-6. In order for affiliates to maintain their exemption, the Company, among other things, is responsible for receiving, delivering, and safeguarding funds and securities in connection with the transactions on behalf of U.S. investors in compliance with Rule 15c3-3 of the SEC Act. As such, the Company records receivables from and payables to customers for transactions past settlement date that were introduced to these affiliates. Refer to Note 2 (vii) for additional information on current expected credit losses on the receivables.

Note 6.   Fair Value of Financial Instruments

The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Macquarie Capital (USA) Inc.

Notes to the Statement of Financial Condition (continued)
As of March 31, 2026

Note 6. Fair Value of Financial Instruments (continued)

The following table summarizes financial instruments at fair value, within the fair value hierarchy levels, as of March 31, 2026:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned, at fair value				
Money market funds	$ 157,497,604	$ —	$ —	$ 157,497,604
Equity securities	—	122,386	—	122,386
Total assets	$ 157,497,604	$ 122,386	$ —	$ 157,619,990

The following table summarizes financial assets and liabilities that are recorded at their carrying amounts which approximate their fair value, within the fair value hierarchy levels, as of March 31, 2026. Non-financial assets and liabilities, including tax credits and provision related payables, are excluded from the below:

	Carrying value	Level 1	Level 2	Level 3	Total estimated fair value
Assets					
Cash	$ 71,457	$ 71,457	$ —	$ —	$ 71,457
Cash segregated under federal regulations	13,000,000	13,000,000	—	—	13,000,000
Receivable from broker-dealers and clearing organizations	91,888,899	—	91,888,899	—	91,888,899
Receivable from customers	13,813,544	—	13,813,544	—	13,813,544
Securities borrowed	19,906,888	—	19,906,888	—	19,906,888
Fees receivable, net	16,518,650	—	16,518,650	—	16,518,650
Receivable from affiliates	108,887,105	—	108,887,105	—	108,887,105
Other assets	2,865,738	—	2,865,738	—	2,865,738
Total assets	$ 266,952,281	$ 13,071,457	$ 253,880,824	$ —	$ 266,952,281
Liabilities					
Payable to broker-dealers and clearing organizations	$ 14,687,827	$ —	$ 14,687,827	$ —	$ 14,687,827
Payable to customers	19,993,129	—	19,993,129	—	19,993,129
Payable to parent and affiliates	78,044,216	—	78,044,216	—	78,044,216
Accrued expenses and other liabilities	10,697,804	—	10,697,804	—	10,697,804
Total liabilities	$ 123,422,976	$ —	$ 123,422,976	$ —	$ 123,422,976

Note 7. Offsetting Assets and Liabilities

The following table presents information about the offsetting of assets and liabilities on the Statement of Financial Condition as of March 31, 2026:

	Gross amounts	Amounts offset in the Statement of Financial Condition	Net amounts presented in the Statement of Financial Condition	Amounts not offset in the Statement of Financial Condition	
				Available Collateral	Net exposure
Assets					
Securities borrowed	$ 19,906,888	$ —	$ 19,906,888	$ (18,316,587)	$ 1,590,301

Note 8. Deferred Profit Share

The Company's compensation arrangement includes provisions for the retention and deferral of payment of a portion of an employee's bonus above certain amounts. For Non-Executive Directors of the Company, the deferred amount is paid to the employee 1/3rd in the second, third, and fourth years following the year of grant, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests 1/3rd in the third, fourth and fifth year following the year of grant except for 2023 and prior grants to Designated Executive Directors/Executive Committee members for whom it vest 1/5th from third to seventh year following the year of grant, subject to the employee's continued service to the Company. Such deferred amount is invested by MGL in Macquarie Funds and may be invested in MGL shares. The notional income of the portfolio is paid as additional compensation each year at the discretion of MGL's Executive Committee.

Note 9. Employee Benefit Plans

The Company participates in the Parent's 401(k) plan. Contributions to the 401(k) plan are matched by the Company, up to specific limits. The Company matches 100% of the first 3% plus 50% of the next 2% of the employee's pre-tax contributions with a maximum contribution of 4% up to the matching limit of $14,400 (based on the maximum IRS compensation limit of $360,000). A vesting schedule applies to all matched contributions based on the number of years of service with the Company. Substantially all employees are eligible to participate in the plan.

Note 10. Employee Share Based Compensation
Macquarie Group Employee Retained Equity Plan

The Macquarie Group Employee Retained Equity Plan ("MEREP") is a flexible plan structure that offers different types of equity grants. Participation in the MEREP is currently provided to Associate Directors and above. The plan includes a decrease in the portion of the staff profit share paid in cash, an increase in the portion delivered as equity and an increase in the proportion of deferred remuneration. In most cases, the equity grants are in the form of restricted share units ("RSU"), deferred share units ("DSU") and performance share units ("PSU"). A RSU is a beneficial interest in an MGL ordinary share held on behalf of a MEREP participant by the plan trustee (Trustee). The participant is entitled to receive dividends on the share and direct the trustee how to exercise voting rights in the share. The participant also has the right to request the release of the share from the MEREP Trust, subject to the vesting and forfeiture provisions of the MEREP. A DSU represents a right to receive on exercise of the DSU either a MGL share held in the Trust or a newly issued MGL share (as determined by MGL in its absolute discretion) for no cash payment, subject to the vesting and forfeiture provisions of the MEREP. A MEREP participant holding a DSU has no right or interest in any share until the DSU is exercised. MGL may issue shares to the Trustee or direct the Trustee to acquire shares on-market, or via a share acquisition arrangement for potential future allocations to holders of DSUs. All PSUs currently on issue are structured as DSUs with performance hurdles related to MGL's performance that must be met before the underlying share or cash equivalent (as the case may be) will be delivered. PSU holders have no right to dividend equivalent payments before the PSUs vest.

Note 10. Employee Share Based Compensation (continued)

The MEREP awards will vest over periods from three to five years for most Executive Directors including Executive Committee Members and two to four years for other staff, including staff promoted to a Director level. For grants awarded until 2023, MEREP awards vest over three to seven years for Executive Committee Member and Designated Executive Directors. PSU awards will vest after four years for members of the Executive Committee. Upon vesting, the shares issued will be fully paid ordinary Macquarie Group Limited shares (symbol: MQG, listed on the Australian Securities Exchange).

For Retained Profit Share awards representing 2025 retention, the allocation price was the weighted average price of the shares acquired for the 2025 purchase period, which was 19 May 2025 to 19 June 2025. That price was calculated to be AUD 209.72 (USD 144.52) per share.

PSUs will only be released or become exercisable subject to pre-vest assessment and upon the achievement of performance hurdles. Only members of the MGL and MBL Executive Committees are eligible to receive PSUs. Pre-vest assessments are applicable for awards to be granted in relation to 2024 and following years. For the PSUs allocated to Executive Committee members, two performance hurdles have been determined and each will apply individually to 50% of the total number of PSUs awarded.

The following is a summary of awards which have been granted pursuant to the MEREP:

Number of RSU Awards

Non-vested shares at April 1, 2025	1,135,114
Vested shares during the year	(375,028)
Net transfers to other Macquarie Group entities	(17,884)
Shares granted during the year	259,028
Shares forfeited during the year	(67,405)
Non-vested shares at March 31, 2026	933,825

The weighted average fair value of the RSU awards granted during the financial year was AUD 213.08 (USD 146.84) per share.

Number of DSU Awards

Non-vested shares at April 1, 2025	132,730
Shares exercised during the year	(47,488)
Shares granted during the year	26,909
Shares forfeited during the year	(1,417)
Non-vested shares at March 31, 2026	110,734

The weighted average fair value of the DSU awards granted during the financial year was AUD 212.90 (USD 146.71) per share.

Number of PSU Awards

Non-vested shares at April 1, 2025	58,969
Shares granted during the year	9,660
Expired during the year	(8,376)
Exercised during the year	(5,819)
Non-vested shares at March 31, 2026	54,434

The weighted average fair value of the PSU awards granted during the financial year was AUD 184.79 (USD 127.34) per share.

Macquarie Capital (USA) Inc.
Notes to the Statement of Financial Condition (continued)
As of March 31, 2026

Note 11. Related Party Transactions

The Company has transactions with the Parent and its affiliates that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services, allocation of expenses, and the execution of securities transactions.

Assets and receivables from affiliated companies as of March 31, 2026 are comprised of the following:

Receivable from customers	138,882
Securities borrowed	19,906,888
Fees receivable, net	301,932
Receivable from affiliates	108,887,105
Other assets	223,660
	$ 129,458,467

Liabilities and payables to the Parent and affiliated companies as of March 31, 2026 are comprised of the following:

Payable to broker-dealers and clearing organizations	$	138,882
Payable to customers		10,468,440
Payable to parent and affiliates		78,044,216
	$	88,651,538

Note 12. Risk, Commitments, and Contingencies

The Company acts as agent to execute and clear all of its transactions in non-US securities through its non-US affiliated broker-dealers and, in some cases, through third-party broker-dealers that are licensed in their local jurisdictions. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As the liability is not estimable at March 31, 2026, the Company did not record a liability with regard to this obligation. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Company is a member of a U.S. clearinghouse and as a member may be required to pay a proportionate share of the financial obligations of another member should that member default on its obligations. The Company's potential obligation is not quantifiable and may exceed the value of cash and securities held at the clearinghouse. As the likelihood of this is remote, no liability has been recorded on the Statement of Financial Condition.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote and has not recorded an associated liability as of March 31, 2026.

The Company may be exposed to credit risk regarding its cash and receivables, which are primarily receivable from financial institutions, including investment managers, banks and broker-dealers. Refer to Note 2 (vii) for additional information on current expected credit losses on the receivables.

Note 13.   Legal and Regulatory Matters

The Company is regularly involved in judicial, regulatory, and arbitration proceedings concerning matters arising from the Company's businesses. As at March 31, 2026, the Company has not identified any such matters which present loss contingencies which are both reasonably probable and estimable.

Note 14.   Regulatory Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the SEC Act that requires the maintenance of minimum net capital in accordance with a formula set forth therein.

The Company calculates net capital under the alternative method permitted by Rule 15c3-1 which requires the Company to maintain net capital, as defined, of the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the SEC Act, or $250,000. At March 31, 2026, the Company had net capital of $156,299,832 which was $155,470,011 in excess of the required minimum net capital.

The Company is also subject to Rule 15c3-3 under the SEC Act, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. In accordance with Rule 15c3-3, the Company had cash and securities segregated for the exclusive benefit of customers of $13,000,000 at March 31, 2026.

During the year ended March 31, 2026, the Company did not have assets in the proprietary accounts of its introducing brokers ("PAB"). As such, no cash or securities were required to be held in the reserve bank account at March 31, 2026 for this purpose under Rule 15c3-3.

 The Company is also registered as an introducing broker with the NFA and is subject to the net capital requirements of the Commodity Futures Trading Commission ("CFTC"). At March 31, 2026, the Company's net capital as disclosed above, exceeded the CFTC minimum net capital requirement of $45,000 by $156,254,832.

Note 15.   Income Taxes

The Company is a member of the Parent's tax consolidated group ("consolidated group") for U.S. federal income tax purposes and a member of several unitary and combined groups for state and local income tax purposes. Federal and state income taxes as well as benefits for federal and state net operating losses are allocated based on a formal tax sharing agreement between the Company and the Parent. All balances are settled with the Parent.

The consolidated federal and combined state and local tax returns are subject to audits by relevant taxing authorities. As of the date of issuance of this financial statement, there are no income tax examinations with the Internal Revenue Service ("IRS"), all tax years through March 31, 2022, are closed.

Minnesota is currently examining the combined filing, inclusive of the Company, for fiscal years ended 2022-2024.

State and local income taxes reflect income taxes imposed by U.S. states and local jurisdictions, net of the related federal income tax benefit. In accordance with ASC 740 10 50 12B, the Company provides a qualitative description of the state and local jurisdictions that comprise the majority of the impact in this category. For the period presented, New York, New York City, Illinois and Kansas represented the most significant state tax jurisdictions, primarily driven by the concentration of taxable income and the applicable statutory tax rates in those states. Other states individually did not have a material impact on the Company's effective tax rate.

Deferred taxes result from temporary differences between tax laws and financial accounting standards. Temporary differences primarily include intangible amortization expenses and intercompany prepaid services expenses that are not currently realizable for tax purposes. These result in a net deferred tax liability of $547,588 which is included on the Statement of Financial Condition.

The Company uses the separate company method of tax allocation as modified for benefits-for-loss. This approach modifies the "separate return method", a method that allocates current and deferred taxes to members of the group by applying Accounting Standards Codification ("ASC") Topic 740, Income Taxes, to each member as if it were a separate taxpayer, so that net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the subsidiary when those tax attributes are realized (or realizable) by the consolidated group even if the subsidiary would not otherwise have realized the attributes on a stand-alone basis.

Note 15. Income Taxes (continued)

Valuation allowance

The Company assesses its ability to realize deferred tax assets primarily based on the future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has determined that it is more likely than not that they will realize their deferred tax assets. Therefore, the Company does not have a valuation allowance.

Accounting for Uncertainty in Income Taxes

The Company accounts for uncertain tax positions by prescribing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities for the year ended March 31, 2026.

The Company did not record any liability relating to potential exposure for tax, interest and penalties related to uncertain tax positions for the year ended March 31, 2026.

Note 16.   Subsequent Events

There were no material events subsequent to March 31, 2026 and up until the authorization of the financial statement for issue, that have not been disclosed elsewhere in the financial statement.